UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Robert F. Greenhill

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Ricardo Lima, Esq.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, address and telephone number of person authorized to receive notices and communications)

May 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 6

1	Names of Reporting Persons Robert F. Greenhill
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 282,579
	8	Shared Voting Power 1,808,914
	9	282,579
	10	Shared Dispositive Power 1,808,914
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,091,493
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.8%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 6

1	Names of Reporting Persons Greenhill Family Limited Partnership
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 989,524
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 989,524
11	Aggregate Amount Beneficially Owned by Each Reporting Person 989,524
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.2%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 6

1	Names of Reporting Persons Riversville Aircraft Corporation II
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 239,680
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 239,680
11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,680
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 395259104	13D	Page 4 of 6

1	Names of Reporting Persons Socatean Partners
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 579,710
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 579,710
11	Aggregate Amount Beneficially Owned by Each Reporting Person 579,710
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.4%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 5 of 6

Explanatory Note

The purpose of this Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 17, 2017 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons resulting primarily from a decrease in the outstanding Shares. The increase in the percentage of the Shares beneficially owned by the Reporting Persons is otherwise attributable to the Issuer’s February 8, 2018 election to issue Robert F. Greenhill 9,854 Shares in settlement of his most recent vesting of an award of restricted stock units granted under the Equity Incentive Plan. Of these 9,854 Shares, the Issuer withheld 4,820 Shares to satisfy applicable tax withholding obligations. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 1. Percentages are based on 23,726,718 Shares outstanding as of May 25, 2018.

As of the date hereof, the Reporting Persons beneficially own 2,091,493 Shares as a group, representing approximately 8.8% of the outstanding Shares.

Robert F. Greenhill. Robert F. Greenhill is the direct beneficial owner of 282,579 Shares, representing approximately 1.2% of the outstanding Shares.

Greenhill Family Limited Partnership. Robert F. Greenhill controls Greenhill Family Limited Partnership. Greenhill Family Limited Partnership is the direct beneficial owner of 989,524 Shares, representing approximately 4.2% of the outstanding Shares.

Riversville Aircraft Corporation II. Robert F. Greenhill controls Riversville Aircraft Corporation II. Riversville Aircraft Corporation II is the direct beneficial owner of 239,680 Shares, representing approximately 1% of the outstanding Shares.

Socatean Partners. Robert F. Greenhill controls Socatean Partners. Socatean Partners is the direct beneficial owner of 579,710 Shares, representing approximately 2.4% of the outstanding Shares.

(b) Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 1.

(ii)	Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 1.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 1.

(iv)	Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 1.

(c) There have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 395259104	13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 25, 2018

Robert F. Greenhill

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill

Greenhill Family Limited Partnership

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	General Partner

Riversville Aircraft Corporation II

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	President

Socatean Partners

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	Managing General Partner